SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: February 14, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On February 10, 2005, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the “Company”) announced non-audited results for the first half of 2004 in accordance with International Financial Reporting Standards (IFRS). A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2005	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced non-audited results for the first half of 2004 in accordance with International Financial Reporting Standards (IFRS).

Exhibit 99

For immediate release

DOUBLE-DIGIT FIRST HALF 2004 TOP-LINE GROWTH AND IMPROVED OPERATING EFFICIENCY UNDERLINE ROSTELECOM'S STRENGTHENING COMPETITIVENESS
ROSTELECOM REPORTS FIRST HALF 2004 IFRS OPERATING AND FINANCIAL RESULTS

Moscow – February 10, 2005 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced results for the first half of 2004 in accordance with International Financial Reporting Standards (IFRS):

  Consolidated revenue for the first half 2004 increased by 33.4% to RUR 17,958.0 million 1;
  Excluding the effect of the introduction of the new settlement system2, consolidated revenue totaled RUR 15,095.6 million, an increase of 12.1% year-on-year;
  Domestic long-distance traffic rose 10.6% compared to first half 2003;
  International outgoing traffic grew 16.5% while international incoming traffic grew 34.4% in the first six months 2004;
  Operating expenses excluding the effect of the new settlement system decreased 1.0%;
  First half 2004 OIBDA3amounted to RUR 6,547.0 million, an increase of 15.9% year-on-year;
  Net income more than tripled compared to first half 2003 to RUR 2,415.0 million, while net margin rose to 13.4%.

Rostelecom's CEO Dmitry Yerokhin commented: "Rostelecom delivered impressive increases in consolidated revenues and profits for the first six months of 2004. The Company is reaping the rewards of corporate restructuring and efficiency measures, which enable us to benefit strongly from the improving revenue dynamics of the Russian telecoms market. Rostelecom's core objective is to further strengthen its competitive positions in the key markets as well as to deliver solid revenue growth."

[1]

In order to ensure objectivity of Rostelecom's performance all absolute figures in the profit and loss statements and the balance sheets, included in the text of the press release as well as Appendices I and II, are stated in Russian rubles (RUR).

[2]

Rostelecom financial results for the first half 2004 take into account the introduction of the new settlement system for domestic long-distance traffic transit in August 2003. In order to ensure comparability this press-release also contains comparable figures for the first half 2004 in accordance with the old settlement system.

[3]

OIBDA is a non-U.S. GAAP financial measure, which the Company defines as operating income before depreciation, amortization and loss on disposal of PP&E. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. OIBDA should not be considered in isolation as an alternative to net income, operating income or any other measure of performance under U.S. GAAP.

Financial highlights[1]

RUR million	H1 2004	H1 2003*	% change, y-o-y

Revenue	17,958.0	13,462.0	33.4%
Revenue (excluding the effect of the new settlement system)	15,095.6	13,462.0	12.1%
Operating expenses	15,133.0	12,390.0	22.1%
Operating expenses (excluding the effect of the new settlement system)	12,270.6	12,390.0	-1.0%
Depreciation	3,649.0	4,349.0	-16.1%
Loss on disposal of property, plant and equipment	73.0	226.0	-67.7%
OIBDA	6,547.0	5,647.0	15.9%
OIBDA margin, %	36.5%	41.9%	n/a
OIBDA margin (excluding the effect of the new settlement system), %	43.4%	41.9%	n/a
Operating income	2,825.0	1,072.0	163.5%
Operating margin, %	15.7%	8.0%	n/a
Net loss from discontinued operations, net of tax	-	593.0	n/a
Net profit	2,415.0	792.0	204.9%
Net margin, %	13.4%	5.9%	n/a

* Consolidated profit and loss statements for the six months ended June 30, 2003 presented in the text of the press release have been adjusted for comparison purposes due to recalculation of certain P&L items of Rostelecom's subsidiaries.

Consolidated revenue for the first half of 2004 increased by 33.4% to RUR 17,958.0 million. Excluding the effect of the introduction of the new settlement system, revenue grew by 12.1% to RUR 15,095.6 million. Domestic long-distance traffic rose 10.6% year-on-year while outgoing international traffic increased 16.5%. Healthy growth in traffic volumes was driven by the Company's efforts to strengthen its leadership in the regions as well as active cooperation with alternative operators. Tariff policy optimization and settlement system reform undertaken in 2003 benefited Rostelecom's revenue dynamics. International incoming traffic was up 34.4% compared to the first half 2003 as Rostelecom continued to cooperate closely with international operators and increase its share of this market.

The rise in operating costs is attributable to higher payments to operators due to the introduction of the new settlement system, as well as increased traffic volumes. This was partly offset by an 18.6% decrease in non-cash expenses (depreciation charges and loss on sale of property, plant and equipment), resulting in an improvement to the Company's profitability: first half 2004 operating profit nearly tripled from RUR 1,072.0 million in the same period last year to RUR 2,825.0 million in the first half of 2004, while the operating margin rose to 15.7%.

OIBDA increased 15.9% year-on-year to RUR 6,547.0 million. The OIBDA margin declined to 36.5% as an effect of the introduction of the new settlement system. OIBDA margin excluding the effect of the new settlement system increased to 43.4%.

The sale of the stake in RTC-Leasing in the fourth quarter 2003 and the consequent deconsolidation of its results had a positive impact on Rostelecom's first half 2004 results. Since December 1, 2003 the Company no longer records a loss resulting from the consolidation of RTC-Leasing and its subsidiaries. Additionally, the RTC-Leasing transaction enabled Rostelecom to reduce its consolidated debt and interest expense.

[1]

According to IFRS No. 5, adopted by the Company in 2003, the results of discontinued operations are to be reported separately in the profit and loss statements, including respective amounts for prior periods presented. Therefore results of RTC-Leasing and its subsidiaries, which represent leasing, and banking & investing segments are shown separately as "Net loss from discontinued operations, net of tax"

As a consequence of the RTC-Leasing transaction Rostelecom no longer fully consolidates RTComm.ru, in which the Company holds a 31% interest. RTComm.ru's results are recorded as a "gain from associates" in Rostelecom's consolidated profit and loss statements for first half 2004.

Consolidated net income for the first half 2004 totaled RUR 2,415.0 million - a more then three fold increase compared to the same period last year.

Domestic Long-Distance (DLD) Services to Russian Subscribers and Operators
Solid Traffic Growth from Regional Operators Resulted in Revenue Surge

DLD revenues for first half 2004 amounted to RUR 8,489.0 million, a year-on-year increase of 81.5%. Excluding the effect of the new settlement system, DLD revenue increased by 20.3% to RUR 5,626.6 million. DLD traffic from Russian operators and subscribers grew by 10.6% to 4,420.0 million minutes.

First half 2004 revenues from Russian operators for DLD traffic transit more than doubled year-on-year to RUR 6,565.0 million. Excluding the effect of the new settlement system, revenue increased 25.8% on the back of growth in demand for DLD telecommunication services as well as changes in DLD traffic mix. DLD traffic from Russian operators rose 11.8% to 3,752.0 million minutes.

DLD revenues from Moscow subscribers increased 11.0% compared to the first six months 2003 to RUR 1,924.0 million. Rostelecom benefited from traffic growth as well as successful DLD tariff rebalancing undertaken in 2003. DLD traffic from Moscow subscribers amounted to 668.1 million minutes - up 4.1% year-on-year.

International Long Distance (ILD) Services to Russian Subscribers and Operators
Flexible Tariff Policy and Rapid Traffic Growth from Alternative Operators Enabled Rostelecom to Increase Revenues

ILD revenues from Russian operators and subscribers for the first six months of 2004 totaled RUR 4,380.0 million - a year-on-year increase of 13.5%. Outgoing ILD traffic grew by 16.5% to 733.1 million minutes.

Outgoing ILD traffic from Russian operators for first half 2004 grew 24.9% to 577.4 million minutes due primarily to a doubling of traffic volume carried to Rostelecom's network by alternative operators. First half 2004 revenues from Russian operators for ILD traffic transit amounted to RUR 2,920.0 million, an increase of 22.8% year-on-year. Overall outgoing ILD market growth and ILD tariff rebalancing for subscribers across Russia (excluding Rostelecom's subscribers in Moscow) contributed to the positive revenue dynamics both from alternative and regional operators.

First half 2004 ILD traffic from Moscow subscribers declined by 6.9% to 155.6 million minutes year-on-year, while ILD revenues from subscribers were down 1.4%, totaling RUR 1 460.0 million.

Incoming ILD Traffic Termination Services to International Operators
Rostelecom Continues to Gain Market Share as the Growth in Traffic Volume Accelerates

Active cooperation with international operators and international settlement rate revisions underpinned impressive growth in international incoming traffic volumes. Incoming traffic from international operators surged by 34.4% to 741.4 million minutes year-on-year, while Rostelecom further grew its international market share. First half 2004 revenues from international operators increased 4.2% year-on-year to RUR 1,950.0 million.

Other Revenue

Other revenue increased by 25.4% versus first half 2003 totaling RUR 617.0 million. The positive dynamics are attributable to the sharp increase in demand and revenues from intelligent network services and rent of telecommunication equipment to subscribers. Additionally, the Company increased the volume of repair and maintenance services offered to clients.

Traffic and revenue dynamics

	H1 2004	H1 2003	% change, y-o-y
DLD traffic
Traffic, mln min	4,420.0	3,996.2	10.6%
Revenue, RUR mln	8,489.0	4,677.0	81.5%
Revenue (excluding the effect of the new settlement system), RUR mln	5,626.6	4,677.0	20.3%

Subscribers
Traffic, mln min	668.1	641.5	4.1%
Revenue, RUR mln	1,924.0	1,733.0	11.0%
Local operators
Traffic, mln min	3,752.0	3,354.6	11.8%
Revenue, RUR mln	6,565.0	2,944.0	123.0%
Revenue (excluding the effect of the new settlement system), RUR mln	3,702.6	2,944.0	25.8%

Outgoing ILD traffic
Traffic, mln min	733.1	629.5	16.5%
Revenue, RUR mln	4,380.0	3,858.0	13.5%

Subscribers
Traffic, mln min	155.6	167.1	-6.9%
Revenue, RUR mln	1,460.0	1,481.0	-1.4%
Local operators
Traffic, mln min	577.4	462.4	24.9%
Revenue, RUR mln	2,920.0	2,377.0	22.8%

International operators
Traffic, mln min	741.4	551.8	34.4%
Revenue, RUR mln	1,950.0	1,872.0	4.2%

Operating Expenses

Total operating expenses for the first six months 2004 amounted to RUR 15,133.0 million. The year-on-year increase of 22.1% was driven by the growth in payments to operators. Excluding the effect of the new settlement system, operating expenses decreased by 1.0% to RUR 12,270.6 million.

Payments to Russian operators totaled RUR 3,930.0 million. Excluding the effect of the new settlement system, payments increased by 16.3% to RUR 1,067.6 million due to the growth in traffic volumes and payments to alternative operators.

Payments to international operators grew by 13.5% to RUR 3,056.0 million. The increase in payments was driven by the growth in outgoing ILD traffic.

Staff costs for the first half 2004 totaled RUR 2,182.0 million. A 12.1% year-on-year increase was due to planned salary increases, while the Company's average headcount was reduced by 11% to 26,000 compared to first half 2003.

The Company's expenses on bad debt provisions amounted to RUR 91.0 million, down 63.5% year-on-year.

As a result, OIBDA increased 15.9% year-on-year to RUR 6,547.0 million. Due to the introduction of the new settlement system the OIBDA margin declined to 36.5%. OIBDA margin excluding the effect of the new settlement system increased to 43.4%.

Depreciation charges amounted to RUR 3,649.0 million. The 16.1% decrease is due to the fact some of Rostelecom's assets were fully depreciated in 2003.

Thus, first half 2004 operating income amounted to RUR 2,825.0 million compared to RUR 1,072.0 million in the same period in 2003. Operating margin was up from 8.0% to 15.7%.

Other Income/Loss

Other income for the first six months 2004 amounted to RUR 294.0 million compared to RUR 818.0 million year ago. The result from other non-revenue activities for the first half 2003 included RUR 751.7 million gain from the restructuring of Rostelecom's debt to the Ministry of Finance.

Net interest income amounted to RUR 230.0 million compared to RUR 123.0 million for the first half of 2003. The positive trend is due to the further surge in short-term deposits as well as a decrease in debt.

Due to the strengthening of the Russian ruble against the major foreign currencies in the first half 2004 the Company recorded an additional RUR 56.0 million foreign exchange gain.

Income Tax

The income tax expense amounted to RUR 834.0 million. The 56.5% increase over the first half 2003 is due to the growth in income before taxation.

Result from discontinued operations

As a result of the sale of Rostelecom's stake in RTC-Leasing the Company did not record a loss from discontinued operations in the first half 2004. The RUR 593.0 million net loss from discontinued operations, net of tax, for first six months 2003, includes the results of RTC-Leasing and its subsidiaries, which represent leasing and banking & investing segments.

Restatement of first half 2003 profit and loss items

Rostelecom's consolidated income statements for the six months ended June 30, 2003 have been restated due to the recalculation of certain items of RTC-Leasing and RTComm.ru. The revised consolidated net profit for the first half 2003 has been reduced by RUR 136.0 million compared to the previously reported figure. Rostelecom's consolidated financial results for the full year 2003, as previously reported, already incorporate these recalculations. Due to this fact and the deconsolidation of RTC-Leasing and RTComm.ru, we do not expect an impact on the Company's full year consolidated financial statements in the future.

Net Profit

Consolidated net profit more than tripled in the first half 2004 to RUR 2,415.0 million, while net margin was up from 5.9% to 13.4%.

Rostelecom will host a webcast of the first half 2004 results conference call on February 10, 2005 beginning at 9 AM (Eastern US) / 2 PM (London) / 5 PM (Moscow). The webcast will be available both live, and for replay purposes, on the Investor Center of Rostelecom's website at www.rt.ru/en/icenter .

Appendices:

I.	Consolidated profit and loss statements for the first six months ended June 30, 2003 and June 30, 2004 in RUR;
II.	Condensed consolidated balance sheets as of December 31, 2003 and June 30, 2004 in RUR.

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom IR Team
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru

Appendix I

Consolidated Profit and Loss Statements for the six months ended June 30, 2003 and June 30, 2004 in RUR

RUR million	H1 2004	H1 2003	% change, y-o-y

Revenue from local operators	10,769.0	6,276.0	71.6%
Revenue from local operators (excluding the effect of the new settlement system)	7,906.6	6,276.0	26.0%
ILD	2,920.0	2,377.0	22.8%
DLD	6,565.0	2,944.0	123.0%
DLD (excluding the effect of the new settlement system)	3,702.6	2,944.0	25.8%
Other	1,284.0	955.0	34.5%
Revenue from subscribers	4,368.0	4,494.0	-2.8%
ILD	1,460.0	1,481.0	-1.4%
DLD	1,924.0	1,733.0	11.0%
Internet	-	559.0	n/a
Other	984.0	721.0	36.5%
Revenue from international operators	2,204.0	2,200.0	0.2%
Telephone	1,950.0	1,872.0	4.2%
Telex, telegraph, etc.	254.0	328.0	-22.6%
Other	617.0	492.0	25.4%
Total revenue	17,958.0	13,462.0	33.4%
Total revenue (excluding the effect of the new settlement system)	15,095.6	13,462.0	12.1%
Payments to international operators	(3,056.0)	(2,692.0)	13.5%
Payments to Russian operators	(3,930.0)	(918.0)	328.1%
Payments to Russian operators (excluding the effect of the new settlement system)	(1,067.6)	(918.0)	16.3%
Wages, salaries, etc.	(2,182.0)	(1,946.0)	12.1%
Taxes other than on income	(309.0)	(162.0)	90.7%
Bad debt (expense) /recovery	(91.0)	(249.0)	-63.5%
Other operating expenses	(1,843.0)	(1,848.0)	-0.3%
Total operating expenses before depreciation and loss on disposal of PP'n'E	(11,411.0)	(7,815.0)	46.0%
Total operating expenses before depreciation and loss on disposal of PP'n'E (excluding the effect of the new settlement system)	(8,548.6)	(7,815.0)	9.4%
OIBDA	6,547.0	5,647.0	15.9%
OIBDA margin, %	36.5%	41.9%	-
OIBDA margin (excluding the effect of the new settlement system), %	43.4%	41.9%	-
Depreciation	(3,649.0)	(4,349.0)	-16.1%
Loss on disposal of PP'n'E	(73.0)	(226.0)	-67.7%
Total operating expenses	(15,133.0)	(12,390.0)	22.1%
Total operating expenses (excluding the effect of the new settlement system)	(12,270.6)	(12,390.0)	-1.0%
Operating profit	2,825.0	1,072.0	163.5%
Operating margin, %	15.7%	8.0%	-
Gain /(loss) from associates (excl.related tax)	130.0	48.0	170.8%
Interest expense	(11.0)	(85.0)	-87.1%
Interest income	241.0	208.0	15.9%
Foreign exchange (loss) /gain	56.0	81.0	-30.9%
Other non-operating income (loss)	8.0	614.0	-98.7%
Non-operating income (loss)	294.0	818.0	-64.1%
Income before tax and minority interest	3,249.0	1,938.0	67.6%
Current tax charge	(1,429.0)	(1,087.0)	31.5%
Deferred tax benefit /(charge)	651.0	608.0	7.1%
Share in income taxes of associates	(56.0)	(54.0)	3.7%
Income tax (expense) /benefit	(834.0)	(533.0)	56.5%
Income /(loss) after taxation	2,415.0	1,405.0	71.9%
Minority interest	-	(20.0)	n/a
Net income /(loss)from continuing operations	2,415.0	1,385.0	74.4%
Net loss from discontinued operations	-	(593.0)	n/a
Net income /(loss)	2,415.0	792.0	204.9%

Appendix II

Condensed consolidated balance sheets as of December 31, 2003 and June 30, 2004 in RUR

RUR million	June 30, 2004[1]	Dec 31, 2003[2]	% change, y-o-y

ASSETS
Non-current Assets	49,695	52,135	-5%
Property, plant and equipment	46,965	49,585	-5%
Current Assets	16,153	14,123	14%
Accounts receivable, net	7,713	8,291	-7%
Short-term investments	4,212	2,755	53%
Cash and cash equivalents	3,682	2,529	46%
Total Assets	65,848	66,258	-1%

SHAREHOLDERS' EQUITY, MINORITY INTEREST AND LIABILITIES

Shareholders' equity	49,842	48,857	2%
Minority interest	0	191	n/a
Current liabilities	7,508	7,496	0.2%
Current portion of interest bearing loans	1,210	1,932	-37%
Non-current liabilities	8,498	9,714	-13%
Interest bearing loans - net of current portion	1,173	1,641	-29%
Deferred tax liabilities	7,054	7,707	-8%
Total Liabilities	16,006	17,210	-7%
Total Shareholders' equity, Minority interest and Liabilities	65,848	66,258	-1%

Net debt[3]	-5,511	-1,711	n/a

[1]	Consolidated balance sheets as of June 30, 2004 do not include RTC-Leasing and RTComm.ru results.
[2]	Consolidated balance sheets as of December 31, do not include RTC-Leasing results.
[3]	Net debt is calculated as the sum of interest bearing loans and short-term borrowings minus cash and cash equivalents and short-term investments.